SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 12, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   281649103                                   Page 2  of 7    Pages
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1       NAME OF REPORTING PERSON:           Investor Communications
                                              International, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     DEBT
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Washington
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                            7      SOLE VOTING POWER
                                   554,470 Shares of Common Stock
        NUMBER OF        -------------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY        -------------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
     REPORTING PERSON              554,470 Shares of Common Stock
           WITH          -------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        554,470 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.45%
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14      TYPE OF REPORTING PERSON                   CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of Investor Communications International, Inc. ("ICI"), its sole shareholder, Nessa Financial Corp. ("Nessa") and its president, secretary/treasurer and sole director, Marcus M. Johnson ("Johnson") as the reporting persons hereunder, relative to the acquisition by ICI of certain shares of common stock issued by Eduverse.Com. ICI has made a previous filing on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Investor Communications International, Inc., a corporation organized under the laws of the State of Washington, its sole shareholder, Nessa Financial Corp., and its sole director, president, secretary/treasurer, Marcus M. Johnson. The principal business and principal office of ICI is 435 Martin Street, Suite 2000, Blaine, Washington 98230, the address for Nessa is 60 Market Square, P.O. Box 364, Belize City, Belize, and the address for Johnson is 4507 Lakeway Drive, Bellingham, Washington 98226.

     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of ICI, its sole shareholder, and the person controlling ICI (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

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        Name           Position with ICI              Business Address
--------------------------------------------------------------------------------

Marcus M. Johnson      Director/President,            4507 Lakeway Drive
                       Secretary/Treasurer            Bellingham, WA 98226

Nessa Financial        Sole Shareholder               60 Market Square
Corp.                                                 P.O. Box 364
                                                      Belize City, Belize
--------------------------------------------------------------------------------

     Nessa Financial Corp. is the sole shareholder and, through Marcus M. Johnson, is the controlling person of ICI. ICI has the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a settlement agreement between Eduverse and ICI dated December 12, 2001 (the "Settlement Agreement"), 249,870 shares of restricted common stock of Eduverse were issued to ICI. The consideration exchanged for the securities of Eduverse was the release and satisfaction by ICI of a debt owed by Eduverse in the principal amount with accrued interest of $37,480.55. A copy of the Settlement Agreement between Eduverse and ICI is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by Eduverse to ICI as follows:

     (i) Eduverse had incurred debt inclusive of accrued interest in the aggregate amount of $37,480.55 with ICI for either past financial, administrative and managerial services performed by ICI pursuant to contractual relations and/or prior advances made by ICI to Eduverse.

     (ii) Eduverse entered into the Settlement Agreement with ICI whereby ICI agreed to settle the debt owed to it by Eduverse and accept the issuance of restricted common shares of Eduverse at the rate of $0.15 per share as settlement for all interest and principle due and outstanding to ICI as of the date of the Settlement Agreement.

     (iii) Eduverse desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that Eduverse could proceed with other financings, and is not in a financial position to be able to pay cash to ICI for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, ICI has plans as follows:

     (a) As set forth in Item 3 of this Schedule, ICI has acquired 249,870 shares of restricted common stock of Eduverse, resulting in an aggregate record holding of 554,470 shares. As set forth in Item 2 of this Schedule, Nessa Financial Corp. is the sole shareholder of ICI and Marcus M. Johnson is the sole director, president, secretary/treasurer of ICI. ICI and Johnson may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Johnson plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Neither ICI, Nessa nor Johnson have any present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither ICI, Nessa nor Johnson have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither ICI, Nessa nor Johnson have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither ICI, Nessa nor Johnson have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither ICI, Nessa nor Johnson have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on December 12, 2001, ICI beneficially owned 554,470 shares (or approximately 55.45% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Investor Communications
               International, Inc.            304,600

              Investor Communications
               International, Inc.            249,870

              Total                           554,470

     (b) No Instruction C Person owns any other common or preferred shares of Eduverse. Johnson has the sole power to vote or to direct the voting of the 554,470 common shares of Eduverse held by ICI.

     (b) As of December 12, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by ICI, Nessa or Johnson, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than ICI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated December 12, 2001 between Eduverse.Com and Investor Communications International, Inc.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Investor Communications
                                         International, Inc.

Date: February 8, 2002                By: /s/ Marcus Johnson
----------------------                ----------------------
                                      Marcus Johnson, President


                                      Nessa Financial Corp.


Date: February 8, 2002                By:
----------------------                ----------------------
                                      President

                              SETTLEMENT AGREEMENT



     THIS AGREEMENT is entered into as of this 12th day of December, 2001 by and between Eduverse.com, a Nevada corporation (the "Company") and Investor Communications International, Inc. ("Investor").

                                    RECITALS:

     WHEREAS, the Investor has performed consulting and management services for the Company in the past whereby the Company is indebted to Investor in the aggregate amount of $37,480.55 for certain financial, administrative and managerial services performed by Investor, and/or advances provided by Investor, and/or accrued interest on unpaid amounts due to Investor thereunder; and

     WHEREAS, the Company is indebted to Investor for repayment of such aggregate amount of $37,480.55; and

     WHEREAS, the Company and Investor acknowledge that the aggregate amount of $37,480.55 is due and owing Investor (the "Debt"); and

     WHEREAS, the Company agrees to issue to Investor 249,870 shares of its restricted common stock at $0.15 per share (the "Shares") as full and complete satisfaction of the Debt pursuant to Company Board of Directors authorized resolution dated December 12, 2001.


                                    AGREEMENT

     1. The Company shall issue to Investor 249,870 shares in full and complete satisfaction of the Debt.

     2. Investor agrees to accept the issuance and delivery of 249,870 Shares in full settlement and satisfaction of the Debt, and further agrees to release and forever discharge the Company from any and all causes of action, debts, sums of money, claims and demands whatsoever, in law or in equity, related to the Debt.

     3. Investor is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). Investor understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. Investor understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares and the Shares cannot be resold or otherwise transferred unless applicable federal and state securities laws are complied with or exemptions therefrom are available.

     4. Investor represents and warrants that the Shares are being acquired solely for Investor's own account, for investment purposes only, and not with a view to or in connection with, any resale or distribution. Investor understands that the Shares are nontransferable unless the Shares are registered under the Securities Act and under any applicable state securities law or an opinion of counsel satisfactory to the Company is delivered to the Company to the effect that any proposed disposition of the Shares will not violate the registration requirements of the Securities Act and any applicable state securities laws. Investor further understands that the Company has no obligations to register the Shares under the Securities Act or to register or qualify the Shares for sale under any state securities laws, or to take any other action, through the establishment of exemption(s) or otherwise, to permit the transfer thereof.

     5. Investor has had an opportunity to ask questions of and received answers from the officers, directors and employees of the Company or a person or persons acting on its or their behalf, concerning the financial position of the Company.

     6. This Settlement Agreement shall be effective as of December 12, 2001, and shall be binding upon and inure to the benefit of the parties hereto and their respective assigns and successors.

                                     EDUVERSE.COM,
                                     a Nevada Corporation


                                     By: /s/ Grant Atkins
                                     --------------------
                                     Grant Atkins
                                     President


                                     INVESTOR COMMUNICATIONS INTERNATIONAL, INC.



                                     By:
                                     ---------------------
                                     President